SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

Commission File Number: 1-13163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

YUM! Brands 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedules

September 30, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at September 30, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the years ended
September 30, 2004 and 2003	3

Notes to Financial Statements	4

Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) -- September 30, 2004	10

Schedule H, Line 4j -- Schedule of Reportable Transactions for the year ended
September 30, 2004	11

Report of Independent Registered Public Accounting Firm

Plan Administrator Yum! Brands 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Yum! Brands 401(k) Plan (the Plan) as of September 30, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of September 30, 2004, and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended September 30, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Louisville, Kentucky June 21, 2005

YUM! BRANDS 401(k) PLAN

Statements of Net Assets Available for Benefits

September 30, 2004 and 2003

(In thousands)

	2004	2003
Assets:
Investments:
Investments, at fair value:
YUM! common stock fund	$141,882	97,389
Investment in common/commingled trusts	134,260	116,066
Various securities	5,672	6,024
Participant loans	11,491	9,343

Total investments	293,305	228,822

Receivables:
Participants' contributions	775	682
Employer contributions	249	231
Interest and dividends	104	34
Other	--	16

Total receivables	1,128	963

Cash and cash equivalents	3,855	5,276

Total assets	298,288	235,061

Liabilities:
Other liabilities	86	435

Total liabilities	86	435

Net assets available for benefits	$298,202	234,626

See accompanying notes to financial statements.

2

YUM! BRANDS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended September 30, 2004 and 2003

(In thousands)

	2004	2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$48,089	20,995
Interest	1,316	984
Dividends	348	--
Other	219	562

	49,972	22,541

Less investment expenses	(302)	(265)

	49,670	22,276
Contributions:
Participant	25,883	24,051
Employer	10,785	10,218

	36,668	34,269

Total additions	86,338	56,545
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	22,762	16,838

Total deductions	22,762	16,838

Net increase	63,576	39,707

Net assets available for benefits:
Beginning of year	234,626	194,919

End of year	$298,202	234,626

See accompanying notes to financial statements.

3

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2004 and 2003

(Tabular amounts in thousands)

(1)	Summary Plan Description

The following description of the Yum! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

	(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The Plan has appointed State Street Investor Services as the trustee and CitiStreet Institutional and Total Benefits Outsourcing Divisions as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan's assets.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the Trust) by State Street Corporation (the Trustee).

	(b)	Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 25% of eligible earnings (15% for periods prior to January 1, 2003). The maximum pre-tax contribution allowed for 2004 and 2003 was $13,000 and $12,000, respectively.

Additionally, eligible participants receive a matching contribution directed into the YUM! Stock Fund that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant's eligible pay for such pay period, and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant's eligible pay for such pay period. Participants are restricted from selling those shares within the YUM! Stock Fund. Since participants are restricted from selling those shares, the investments are considered non-participant directed, as discussed in Note 4. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company for the years ended September 30, 2004 and 2003.

Effective January 1, 2004, the Plan allowed eligible participants to make catch-up contributions. Participants eligible to make catch-up contributions must be 50 years or older by the end of the calendar year in which they want to make the catch-up contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant's salary deferral account. Participants elect a whole dollar amount as a percentage of eligible pay on a per pay period basis. Catch-up contributions are not subject to the 25% of eligible pay limitation. Thus, a participant can contribute more that 25% of pay to the extent needed to make a catch-up contribution. The 2004

4		(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2004 and 2003

(Tabular amounts in thousands)

ERISA limit on catch-up contributions was $3,000. Catch-up contributions are not eligible for matching contributions.

(c)	Investment Options

YUM! Common Stock Fund

This fund pools participants' contributions to buy shares of YUM! common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends, which are used to purchase additional shares of YUM! common stock.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks, and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by an insurance company, bank, or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

(d)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow is the lesser of: a) 50% of the participant's vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant's investment in certain funds; or d) the maximum loan amount that can be amortized by the participant's net pay. Loans may be outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant's investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant

5	(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2004 and 2003

(Tabular amounts in thousands)

may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers' and Sailors' Civil Relief Act of 1940, as amended, no interest rate shall be more than 6 percent for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant's account and currently outstanding loans bear interest at rates that range from 4.0% to 10.5% as of September 30, 2004.

	(e)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

	(f)	Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

	(g)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

(2)	Summary of Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

Investment Valuation -- Cash and cash equivalents and participant loans are recorded at cost, which approximates fair value. Investments in common stock and common/commingled trusts are valued at quoted market prices.

6		(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2004 and 2003

(Tabular amounts in thousands)

Income Recognition -- Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d) Payment of Benefits

In accordance with guidance issued by the America Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, "Annual Return/Report of Employee Benefit Plan," distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan's Form 5500 and the accompanying financial statements for the years ended September 30, 2004 and 2003 and are summarized in Note 6.

(e) Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended September 30, 2004 and 2003 were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3) Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits as of September 30, 2004 and 2003 were as follows:

	2004	2003
YUM! Common Stock Fund	$141,882	97,389
Stable Value Fund	32,884	34,148
Large Company Index Fund	46,381	40,930
Bond Market Index Fund	18,016	17,645
Mid-sized Company Index Fund	17,743	11,969

Company Common Stock, which is included in the YUM! Stock Fund, includes nonparticipant-directed investments.

7	(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2004 and 2003

(Tabular amounts in thousands)

Appreciation (depreciation) (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2004	2003
YUM! common stock	$37,167	7,607
Common/commingled trusts	10,922	13,388
	$48,089	20,995

(4)	Nonparticipant-Directed Investments

The YUM! Stock Fund has net assets of $52.2 million and $32.3 million which are nonparticipant-directed investments as of September 30, 2004 and 2003, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the YUM! Stock Fund is as follows:

	2004	2003
Changes in net assets:
Contributions	$10,785	10,053
Interest	2	4
Net appreciation	12,622	2,702
Benefits paid to participants	(3,482)	(1,692)
Transfers (to) from participant-directed investments	(18)	29

	$19,909	11,096

(5)	Tax Status

The Company obtained its latest determination letter dated September 4, 2003, in which the Internal Revenue Service stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code.

(6)	Reconciliation of Financial Statements to Form 5500

Notwithstanding the requirements of accounting principles generally accepted in the United States of America, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

8	(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2004 and 2003

(Tabular amounts in thousands)

Net assets available for benefits

	2004	2003
Net assets available for benefits, as reported in the financial
statements	$298,202	234,626
Less benefits payable at end of year	26	16
Net assets available for benefits, as reported in the Plan's
Form 5500	$298,176	234,610

Participant benefits

	2004	2003

Benefit payments for the years ended September 30, 2004
and 2003, as reported in the financial statements	$22,762	16,838
Less benefits payable at beginning of year	16	12
Plus benefits payable at end of year	26	16

Benefit payments for the years ended September 30, 2004
and 2003, as reported in the Plan's Form 5500	$22,772	16,842

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides for investment options in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan's exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

9	(Continued)

SUPPLEMENTAL SCHEDULES

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308

PN: 003

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

September 30, 2004

Identity of issue,	Description
borrower, or similar party	of interest	Fair value

YUM! Common Stock Fund [1,2]	3,489,480 shares	$141,882,273

Common/commingled trusts:
Stable Value Fund [1]	32,884,327 shares	32,884,327
Large Company Index Fund [1]	229,091 shares	46,381,290
Bond Market Index Fund [1]	1,129,400 shares	18,016,196
Mid-Sized Company Index Fund [1]	878,127 shares	17,743,430
Small Company Index Fund [1]	729,492 shares	13,261,441
International Index Fund [1]	466,425 shares	5,973,509

Total		134,260,193

Self-directed Brokerage Account [1]	Various	5,672,307

Loans from participants [1]	Interest rates ranging
	from 4.0% to 10.5%	11,490,706

Government STIF [1,3]	2,987,627 shares	2,987,627
Cash and cash equivalents [1]		867,391

Total cash and cash equivalents		3,855,018

Total		$297,160,497

1 Party-in-interest as defined in ERISA.
2	The YUM! Stock Fund, which includes nonparticipant-directed investments, had a cost of $82,714,097 at September 30, 2004.
3	The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

See accompanying report of independent registered public accounting firm.

10

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308

PN: 003

Schedule H, Line 4j -- Schedule of Reportable Transactions

Year ended September 30, 2004

Identity of party involved		Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Series of transactions in excess of 5% of plan assets:

*	State Street Global Advisors	Stable Value Fund	$36,139,545	--	36,139,545	36,139,545	--
*	State Street Global Advisors	Government STIF	36,415,861	--	36,415,861	36,415,861	--
*	State Street Global Advisors	Government STIF	--	37,836,623	37,836,623	37,836,623	--
*	State Street Global Advisors	Stable Value Fund	--	35,806,800	35,806,800	35,806,800	--

Single transactions in excess of 5% of plan assets:

*	Dwight Asset Management Group	Stable Value Fund	32,836,373	--	32,836,373	32,836,373	--
*	State Street Global Advisors	Stable Value Fund	--	32,804,998	32,804,998	32,804,998	--
*	Party-in-interest

See accompanying report of independent registered public accounting firm.

11

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By: /s/ David Morrison
David Morrison
Plan Administrator

Date: August 5, 2005

12

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Auditors